FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") - Result of Separate General Meeting

28 April 2010

Following the Separate General Meeting of holders of €1,300,000,000 7.0916 per cent. Non-Cumulative Euro Preference Shares Series 3 held today, RBS announces the results of the poll vote for the resolution as follows. The resolution was passed as a special resolution.

RBS Separate General Meeting Poll Result:

	For	% of votes cast	Against	% of votes cast	Total Votes cast as % of Issued Share Capital	Withheld *
Resolution 1 To sanction the passing and implementation of a Special Resolution of the Company amending the Articles to remove restrictions on the purchase price of the 7.0916 per cent. Preference Shares	18,451	99.76	45	0.24	71.14	-

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the resolution will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

Contacts

Jason Knauf

Head of Group Media Centre

0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   28 April 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat